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         [LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM ILLINOIS]


                                  May 12, 2003



Vincent DiStefano
United States Securities and Exchange Commission
450 5th Street, NW
Washington, D.C.  20549

                    RE:   Van Kampen Prime Rate Income Trust
                          Registration Statement on Form N-2
                          (File Nos. 333-104959 and 811-05845)

Dear Mr. DiStefano:

          As counsel for and on behalf of Van Kampen Prime Rate Income Trust, pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Form N-2 as filed with the Securities and Exchange Commission on May 2, 2003:

          "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

In addition, the section on the facing page referring to Section 8(c) of the Act should be deleted.

          If you have any questions concerning this letter, please do not hesitate to contact me at (312)407-0940.

                                                Very truly yours,



                                                /s/ Christopher M. Rohrbacher